ShiftPixy, Inc.

October 26, 2018

Rahul K. Patel, Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re: ShiftPixy, Inc.

Registration Statement on Form S-3

Filed October 1, 2018

File No. 333-227642

Dear Mr. Patel,

We hereby request acceleration of the above Registration Statement filed on Form S-3 to Monday, October 29, 2018 at 5 p.m. Eastern Standard Time, or such later time or date as is practical.

Thank you for your consideration.

Sincerely,

By:	/s/ Scott W. Absher
Scott W. Absher
President
ShiftPixy, Inc.